

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Sal Perisano
Chief Executive Officer
iParty Corp.
270 Bridge Street
Suite 301
Dedham, Massachusetts 02026

  Re: iParty Corp.
    Form 10-K for Fiscal Year Ended December 26, 2009
    Filed March 23, 2010
    Definitive Proxy Statement on Schedule 14A
    Filed April 21, 2010
    File No. 001-15611

Dear Mr. Perisano:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 26, 2009

Item 1. Business, page 1

Available Information, page 5

1. Please revise to provide the correct address to our Public Reference Room and provide us with your proposed disclosure. We note the correct address is 100 F Street, NE, Washington, DC, 20549.

Item 1A. Risk Factors, page 5

2.   We note the last sentence in the first paragraph in which you state that "[a]dditional risks
        and uncertainties that [you] are unaware of, or that [you] may currently deem immaterial,
        may become important factors that may harm [y]our business, financial condition, results
        of operations, or the value of [y]our common stock." Please note that all material risks
        should be described in your disclosure. Please delete this sentence and provide us with
        your proposed disclosure. If risks are not deemed material, you should not reference
        them.

Item 9A. Controls and Procedures, page 28

3.   Please note that you should disclose any change in internal control over financial
        reporting that occurred during the last fiscal quarter, rather than during the fiscal year,
        that has materially affected, or is reasonably likely to materially affect, internal control
        over financial reporting. Please refer to Item 308T(b) of Regulation S-K and confirm
        your understanding of the disclosure requirements.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Polices, page F-7
Inventories, page F-9

4.   Please refer to ASC 330-10-35 and explain to us why you utilize a contra-asset account to
        record write-downs of inventory items below cost since the reduced amount is considered
        a new cost basis for subsequent accounting purposes. In addition, please confirm to us
        that: (i) the allowance for obsolete and excess inventories creates a new cost basis for
        inventories, (ii) write-downs are recovered only through sale or disposition of the items,
        and (iii) write-downs are not restored if market values recover prior to sale or disposition.

Note 3. Property and Equipment, page F-15

5.   Please refer to ASC 360-10-50-1 and tell us your consideration of disclosing depreciation
        expense for each year presented.

Note 5. Income Taxes, page F-16

6.   Please tell us your consideration of disclosing the significant components of income tax
        expense (benefit) for each year presented. Please refer to ASC 740-10-50-9.

Note 11. Warrants, page F-22

7.   We note your disclosure under the notes payable subheading on page 24 that the agreements entered into in connection with the Highbridge financing transaction provide for certain anti-dilution rights. We also note the anti-dilution provisions contained in the warrant agreement filed as Exhibit 10.23. Please refer to ASC 815-40-15 (and more specifically to ASC 815-40-15-7D through 815-40-15-7F and ASC 815-40-55-33 through 815-40-55-34) and explain to us how you evaluated the anti-dilution provisions in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a).

8.   We note that you granted Highbridge resale registration rights with respect to the shares of common stock underlying the Highbridge warrants. Please tell us what consideration you gave to providing the disclosures required by ASC 825-20-50-1.

Note 15. Segment Reporting, page F-24

9.   Please tell us whether the financial information used to produce your general purpose financial statements includes detailed revenue information, such as revenues by product category or SKU group. Please also tell us what consideration you gave to the disclosure guidance in ASC 280-10-50-40.

Exhibit Index, page F-26

10.   It appears that exhibit 10.34, the Second Amended and Restated Credit Agreement with Wells Fargo Retail Finance, LLC dated July 1, 2009, does not include any of the referenced schedules or exhibits. Please refile a complete copy of this agreement with your next periodic report. It also appears that this July 2009 credit agreement amends and restates exhibit 10.17, your prior credit facility with Wells Fargo dated December 21, 2006. Please also refile a complete copy of this agreement as all referenced exhibits do not appear to be included.

Definitive Proxy Statement on Schedule 14A filed April 21, 2010

Ownership of iParty Stock, page 10

11.   Please provide the information required by Item 403 of Regulation S-K for each series of your preferred stock and provide us with your proposed disclosure.

Board of Directors and Corporate Governance Matters, page 12

12.   For Messrs. DeWolf, Haydu and Vassalluzzo, we note you do not specify their principal occupation and employment during the past five years as well as the name and principal business of any corporation or other organization in which such occupations and

employment were carried on. Please provide us with this information and your proposed disclosure. Please see Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 19

Summary Compensation Table, page 20

13.   In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statement. We have reviewed the compensation amounts you reported in your proxy statement and it appears that the amounts are incorrect. Please tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

Equity Compensation Plan Information, page 22

Executive Incentive Compensation Plan, page 23

14.   We note your statement that "[e]ach of the named executive officers participates in the executive incentive compensation plan and is eligible to receive a bonus for 2010 of up to 20% of base salary if certain objective performance metrics are met." We further note your disclosure in the bonus column of your summary compensation table that each of your named executive officers appears to have received a bonus in 2009 amounting to 10 percent of their 2009 base salary. Please provide us with your proposed disclosure and enhance your disclosure to define the following:

  * "certain levels of growth in comparable store sales over 2009 level,"
  * "certain levels of total sales," and
  * "certain levels of EBITDA."

Please further enhance this disclosure to discuss:

  * why the compensation committee decided to award bonuses for 2009 given that bonuses were not awarded in 2008; and
  * how the amount of bonuses awarded was determined.

Related Party Transactions, page 23

15.   We note your statement that "[u]nder SEC rules, [you] are required to disclose transactions in excess of $120,000 in which iParty was a participant in which 'related persons' had or will have a direct or indirect material interest." Please expand your disclosure to reflect that the $120,000 is the lesser of the one percent reporting threshold in Item 404(d)(1) of Regulation S-K and provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Christopher Owings, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief